UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name of Registrant: Thrivent Core Funds

Address of Principal Business Office (No. & Street, City, State, Zip Code):

625 Fourth Avenue South

Minneapolis, Minnesota 55415

Telephone Number (including area code):

612-844-4198 or 1-800-847-4836

Name and address of agent for service of process:

Michael W. Kremenak

Secretary and Chief Legal Officer

625 Fourth Avenue South

Minneapolis, Minnesota 55415

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    YES  ☐    NO  ☒

Item 1.	Exact name of registrant.

Thrivent Core Funds

Item 2.	Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

The registrant was organized under the laws of the State of Delaware on March 18, 2016.

Item 3.	Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

The registrant was formed as a Delaware statutory trust.

Item 4.	Classification of registrant (face-amount certificate company, unit investment trust, or management company).

The registrant is classified as a management company.

Item 5.	If registrant is a management company:

(a) State whether registrant is a “closed-end” company or an “open-end company”

The registrant is an open-end company.

(b) State whether registrant is registering as a “diversified” company or a “non-diversified” company

The registrant is registering as a diversified company.

Item 6.	Name and address of each investment adviser of registrant.

Thrivent Asset Management, LLC

625 Fourth Avenue South

Minneapolis, MN 55415

Item 7.	If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant. (The registrant has a board of trustees performing similar functions to those of a board of directors of a corporation.)

Trustees

Janice B. Case 625 Fourth Avenue South Minneapolis, MN	Richard L. Gady 625 Fourth Avenue South Minneapolis, MN

Richard A. Hauser 625 Fourth Avenue South Minneapolis, MN	Marc S. Joseph 625 Fourth Avenue South Minneapolis, MN

Paul R. Laubscher 625 Fourth Avenue South Minneapolis, MN	James A. Nussle 625 Fourth Avenue South Minneapolis, MN

David S. Royal 625 Fourth Avenue South Minneapolis, MN	Douglas D. Sims 625 Fourth Avenue South Minneapolis, MN

Constance L. Souders 625 Fourth Avenue South Minneapolis, MN	Russell W. Swansen 625 Fourth Avenue South Minneapolis, MN

Officers

David S. Royal 625 Fourth Avenue South Minneapolis, MN President	Russell W. Swansen 625 Fourth Avenue South Minneapolis, MN Chief Investment Officer

Gerard V. Vaillancourt 625 Fourth Avenue South Minneapolis, MN Treasurer and Principal Accounting Officer	Michael W. Kremenak 625 Fourth Avenue South Minneapolis, MN Secretary and Chief Legal Officer

Edward S. Dryden 625 Fourth Avenue South Minneapolis, MN Chief Compliance Officer	Janice M. Guimond 625 Fourth Avenue South Minneapolis, MN Vice President

Kathleen M. Koelling 4321 North Ballard Road Appleton, WI Privacy and Identity Theft and Anti-Money Laundering Officer	Mark D. Anema 625 Fourth Avenue South Minneapolis, MN Vice President

Kathryn A. Stelter 625 Fourth Avenue South Minneapolis, MN Vice President	James M. Odland 625 Fourth Avenue South Minneapolis, MN Assistant Secretary

Todd J. Kelly 4321 North Ballard Road Appleton, WI Assistant Treasurer	Sarah L. Bergstrom 625 Fourth Avenue South Minneapolis, MN Assistant Treasurer

Jill M. Forte 625 Fourth Avenue South Minneapolis, MN Assistant Secretary	Troy A. Beaver 625 Fourth Avenue South Minneapolis, MN Vice President

Item 8.	If the registrant is an unincorporated investment company not having a board of directors:

(a) State the name and address of each sponsor of registrant;

(b) State the name and address of each officer and director of each sponsor of registrant;

(c) State the name and address of each trustee and each custodian of registrant.

Not applicable

Item 9.	(a) State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

No. The registrant is not currently issuing and offering its securities directly to the public.

(b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

Not applicable.

(c) If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not applicable,” state whether registrant present proposes to make a public offering of its securities (yes or no).

No. The registrant does not presently propose to make a public offering of its securities.

(d) State whether registrant has any securities currently issued and outstanding.

No. The registrant does not have any securities currently issued and outstanding.

(e) If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant’s outstanding voting securities.

Not applicable.

Item 10.	State the current value of registrant’s total assets.

The current value of registrant’s total assets is $0.

Item 11.	State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

No. The registrant does not intend to apply for a license to operate as a small business investment company under such act.

Item 12.	Attach as an exhibit a copy of the registrant’s last regular periodic report to its securityholders, if any.

Not applicable.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Minneapolis and state of Minnesota on the 18th day of March 2016.

Thrivent Core Funds
(Name of Registrant)

		By:	/s/ David S. Royal
David S. Royal
Trustee

Attest:

By:	/s/Jill M. Forte	By:	/s/ Michael W. Kremenak
	Jill M. Forte		Michael W. Kremenak
	Assistant Secretary		Secretary and Chief Legal Officer